Exhibit 99.1

Organigram Appoints Beena Goldenberg as Chief Executive Officer

MONCTON, New Brunswick--(BUSINESS WIRE)--August 4, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading Canadian producer of cannabis, is pleased to announce Beena Goldenberg, formerly Chief Executive Officer of The Supreme Cannabis Company Inc. and previously Chief Executive Officer at Hain-Celestial Canada, ULC, has been appointed the Company’s new Chief Executive Officer (CEO). Ms. Goldenberg will assume the role effective September 9, 2021.

An accomplished business leader, Ms. Goldenberg has more than 30 years of experience in consumer-packaged goods, manufacturing and marketing. As President and CEO of The Supreme Cannabis Company Inc., she successfully achieved 50% growth in the first year of her tenure at the company through a focus on distribution, innovation and brand portfolio development.

Ms. Goldberg has also served as Chief Executive Officer, President, General Manager at Hain-Celestial Canada, ULC where, among another notable accomplishments, she led the strategic growth of the company from $40M in 2005 to over $300M in 2019 through the organic growth of existing brands by increasing distribution, launching on-trend innovation, integrating newly acquired US brands and completing two Canadian acquisitions. Ms. Goldenberg has demonstrated success in post-transaction integration. During this time, Ms. Goldenberg also served two years as the Chief Executive Officer of Cultivate Ventures, the growth venture platform for The Hain Celestial Group, where she was responsible for investment in small portfolio brands and incubator opportunities with a focus on health and wellness.

“We are delighted to welcome Beena to the Organigram team,” says Peter Amirault, Executive Chair, Organigram. “Beena has an impressive track record of building exceptional consumer businesses and is known for creating engaging workplace environments that encourage the development of strong teams that are empowered to achieve industry leading results.”

“At Organigram, we are committed to the development of our people along with extensive product innovation to power the growth of our brands which generates value for our shareholders,” adds Amirault. “Beena shares this vision and has the deep experience in consumer facing industries now required to succeed in the rapidly evolving cannabis industry. This expertise will be invaluable in leading the Organigram team as we continue shaping the future of the cannabis industry both in Canada and around the world.”

Ms. Goldenberg has also held various positions in companies including Ronzoni Foods Canada Corporation, Parmalat Canada, Pillsbury Company Limited and Weston Research Centre.

“I am excited to take on this new challenge,” says Ms. Goldenberg. “I have watched the evolution of Organigram into a national and international leader in the cannabis industry and am looking forward to working with and continuing to build a team known for its high-quality products, strong brands and a commitment to industry leading innovation.”

Ms. Goldenberg has earned both a Bachelor and Master of Engineering from McGill University. She also holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Goldenberg will be based in Toronto, Ontario.

For more information about Organigram, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews and candy in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram’s facility is located in Moncton, New Brunswick with another manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans,” “expects,” “estimates,” “intends,” “anticipates,” “believes” or variations of such words and phrases or state that certain actions, events, or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include the outcome of recruitment efforts and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:

Marlo Taylor
mtaylor@gagecommunications.ca